SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

KAISER VENTURES LLC

(Name of Subject Company (Issuer))

KAISER VENTURES LLC

(Name of Filing Person (Offeror))

CLASS A UNITS

(Title of Class Securities)

483101101

(CUSIP Number of Class of Securities)

Richard E. Stoddard

Chief Executive Officer

Kaiser Ventures LLC

3633 East Inland Empire Boulevard, Suite 480

Ontario, California 91764

(909) 483-8500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Theodore E. Guth, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Boulevard

Los Angeles, California 90064

(310) 312-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$630,000	$24.76

*	For purposes of calculating the filing fee only, this amount is based on the purchase of 700,000 outstanding Class A Units at the tender offer price of $.90 per Unit.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A

Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the offer by Kaiser Ventures LLC, a Delaware limited liability company (“Kaiser”), to purchase up to 700,000 Class A units (“Units”), or such fewer number of Units as are properly tendered and not properly withdrawn in accordance with Section 4, before the scheduled expiration date of the tender offer. Kaiser will pay $.90 per Unit, without any deduction for transfer costs, net to the seller in cash, without interest.

The tender offer is being made upon and subject to the terms and conditions set forth in the offer to purchase, dated October 14, 2008 (the “Offer to Purchase”), and the related letter of transmittal (the “Letter of Transmittal”), which together, as each may be amended or supplemented from time to time, constitute the “Company Offer”.

This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 9 — Certain Information Concerning Kaiser” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase captioned “Section 7 — Determination of Offer Price; Dividends” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) This Tender Offer Statement is filed by Kaiser. The information set forth in the section of the Offer to Purchase captioned “Section 10 — Managers and Executive Officers; Transactions and Arrangements Concerning Units” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The information set forth in the sections of the Offer to Purchase captioned “Summary Term Sheet,” “Section 1 — Number of Units; Proration,” “Section 3 — Procedures for Tendering Units,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Units and Payment of Purchase Price” and “Section 12 — U.S. Federal Income Tax Consequences” and in the Letter of Transmittal is incorporated herein by reference.

(b) The information set forth in the section of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth in the section of the Offer to Purchase captioned “Section 10 — Managers and Executive Officers; Transactions and Arrangements Concerning Units” is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) The information set forth in the section of the Offer to Purchase captioned “Section 2 — Purpose of the Tender Offer; Certain Effects of the Tender Offer; Plans and Proposals” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 8 — Source and Amount of Funds” is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth in the section of the Offer to Purchase captioned “Section 10 — Managers and Executive Officers; Transactions and Arrangements Concerning Units” is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the section of the Offer to Purchase captioned “Section 14 — Fees and Expenses” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) and (b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

The information set forth in the section of the Offer to Purchase captioned “Section 11 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a) The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase dated October 14, 2008

(a)(1)(ii)	Letter of Transmittal

(a)(2)	Letter to Unitholders dated October 14, 2008

(a)(5)(i)	Press Release dated October 14, 2008

(a)(5)(ii)	Notice of Withdrawal from the MPF Offer

ITEM 13.	ADDITIONAL INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not Applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KAISER VENTURES LLC

Dated: October 14, 2008

By:	/s/ Terry L. Cook
Name:	Terry L. Cook
Title:	Executive Vice President – General Counsel

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated October 14, 2008

(a)(1)(ii)	Letter of Transmittal

(a)(2)	Letter to Unitholders dated October 14, 2008

(a)(5)(i)	Press Release dated October 14, 2008

(a)(5)(ii)	Notice of Withdrawal from the MPF Offer